SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                           ----------------------

                              SCHEDULE 14D-1/A
                             (Amendment No. 3)

            TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                   OF THE SECURITIES EXCHANGE ACT OF 1934
                                    AND
                              SCHEDULE 13D/A
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           ----------------------

                              ULTRA PAC, INC.
                         (Name of Subject Company)

                         PACKAGE ACQUISITION, INC.
                         IVEX PACKAGING CORPORATION
                                 (Bidders)

                    COMMON STOCK, NO PAR VALUE PER SHARE
                       (Title of Class of Securities)
        -----------------------------------------------------------

                                   903886
                   (Cusip Number of Class of Securities)
        -----------------------------------------------------------

                            G. DOUGLAS PATTERSON
               VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                         IVEX PACKAGING CORPORATION
                            100 TRI-STATE DRIVE
                        LINCOLNSHIRE, ILLINOIS 60069
        (Name, Address And Telephone Number of Person Authorized to
          Receive Notices And Communications on Behalf of Bidder)
        -----------------------------------------------------------

                                  Copy To:

                          WILLIAM R. KUNKEL, ESQ.
              SKADDEN, ARPS, SLATE, MEAGHER & FLOM (ILLINOIS)
                           333 WEST WACKER DRIVE
                          CHICAGO, ILLINOIS 60606
                               (312) 407-0700

                               APRIL 16, 1998
          (Date of Event Which Requires Filing of This Statement)




      This Amendment No. 3 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule 14D-1 originally filed on March 26, 1998, as amended by Amendment No. 1 thereto, filed on March 31, 1998, and Amendment No. 2 thereto, filed on April 13, 1998 (as amended, the "Schedule 14D-1"), by Package Acquisition, Inc., a Minnesota corporation (the"Purchaser") and an indirect wholly-owned subsidiary of Ivex Packaging Corporation, a Delaware corporation ("Parent"), relating to the Purchaser's tender offer for all outstanding shares of Common Stock, no par value per share (the "Common Stock"), including the associated preferred share purchase rights (the "Rights", and together with the Common Stock, the "Shares"), of Ultra Pac, Inc., a Minnesota corporation (the "Company"), at $15.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 26, 1998 (the "Offer to Purchase"), a copy of which was filed as Exhibit (a)(1) to the
Schedule 14D-1, and in the related Letter of Transmittal (which together constitute the "Offer"), a copy of which was filed as Exhibit (a)(2) to the
Schedule 14D-1.

      Unless otherwise defined herein, all capitalized terms used in this Amendment shall have the meanings attributed to them in the Schedule 14D-1. The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1. This Amendment also constitutes an amendment to the Statement on Schedule 13D filed on behalf of Parent and Purchaser on April 16, 1998.

ITEM 10. ADDITIONAL INFORMATION.

      (g) The second sentence of the first paragraph under Section 4, "Acceptance for Payment and Payment," contained in the Offer to Purchase is hereby amended to read in its entirety as follows: "All determinations concerning the satisfaction of such terms and conditions will be within the Purchaser's reasonable discretion."

      (h) The last sentence of the second paragraph under Section 8, "Certain Information Concerning the Company" and "Certain Estimates Prepared by the Company," contained in the Offer to Purchase is hereby amended to read in its entirety as follows: "Neither Parent nor the Purchaser assumes any responsibility for the validity, reasonableness, accuracy or completeness of the forecasts."

      (i) The last sentence of the first paragraph under Section 10, "Source and Amount of Funds," contained in the Offer to Purchase is hereby amended to read in its entirety as follows: "Parent has obtained the consent of the required lenders under the Credit Facility to the Offer and the Merger."

      (j) Clause (iii) of the first sentence of the first paragraph under Section 14, "Conditions of the Offer," contained in the Offer to Purchase is hereby amended to read in its entirety as follows: "at any time on or after the date of the Merger Agreement and on or before the Expiration Date, any of the following events shall have occurred:"

ITEM 11.   MATERIALS TO BE FILED AS EXHIBITS.

  (a)(1)   Offer to Purchase, dated Marh 26, 1998.*
  (a)(2)   Letter of Transmittal with respect to the Shares.*
  (a)(3) Letter, dated March 26, 1998, from Innisfree M&A Incorporated to Brokers, Dealers, Banks, Trust Companies and Other Nominees.*
  (a)(4) Letter for use by Brokers, Dealers, Banks, Trust Companies and Nominees to their Clients.*
  (a)(5)   Notice of Guaranteed Delivery with respect to the Shares.*
  (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
  (a)(7) Press Release jointly issued by Parent and the Company, dated March 23, 1998.*
  (a)(8)   Form of Summary Advertisement, dated March 26, 1998.*
  (b)(1) Amended and Restated Credit Agreement, dated as of October 2, 1997, by and among IPC, Inc., Parent, NationsBank, N.A. and Bankers Trust, as agents, and the guarantors and lenders identified on the signature pages thereto (incorporated herein by reference to Parent's Annual Report on Form 10-K for the year ended December 31,
           1997).
  (b)(2)   Form of Amended and Restated Pledge Agreement, dated as of
           October 2, 1997, among IPC, Inc., Parent, certain of IPC Inc.'s subsidiaries and NationsBank, N.A., and Bankers Trust Company, as agents (incorporated herein by reference to Parent's Annual Report on Form 10-K for the year ended December 31, 1997).
  (b)(3) Form of Amended and Restated Security Agreement, dated as of October 2, 1997, among IPC, Inc., Parent, and certain of IPC
           Inc.'s subsidiaries and NationsBank, N.A., and Bankers Trust Company, as agents (incorporated herein by reference to Parent's Annual Report on Form 10-K for the year ended December 31, 1997).
  (b)(4) Form of Amended and Restated Mortgage and Security Agreement (incorporated herein by reference to Parent's Annual Report on Form 10-K for the year ended December 31, 1997).
  (c)(1) Agreement and Plan of Merger, dated as of March 23, 1998, by and among Parent, the Purchaser and the Company.*
  (c)(2) Form of Tender and Option Agreement, dated as of March 23, 1998, by and between Parent and certain shareholders of the Company.*
  (c)(3) Confidentially Agreement, dated February 27, 1998, by and between Parent and the Company.*
  (d)      None.
  (e)      Not applicable.
  (f)      None.

__________________

*   Previously filed.



                                 SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 16, 1998         IVEX PACKAGING CORPORATION


                              By: /S/ G. DOUGLAS PATTERSON
                                 ----------------------------------
                                 Name: G. Douglas Patterson
                                 Title: Vice President